DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275

Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated November 30, 2004 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  November 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $975.82 per unit at the end of November, up 4.2% for the month.

The Fund continued to build on its strong performance exhibited in recent months and posted substantial gains in November. Trading gains for the month came predominantly from the foreign exchange sector, as the dollar steadily weakened against most currencies due to rising concerns over the U.S. deficits. Stronger Euro zone currencies have compromised the export positions of those countries, and have therefore threatened regional growth. As a result, the European Central Bank has been hesitant to raise short-term rates, leading to higher prices for many fixed income instruments. Long positions maintained by Fund in those instruments generated profits for the Fund.

Trading in the metals sector was profitable as prices continued to trend higher due to the weaker U.S. dollar and the growing U.S. deficit. Trading in both U.S. and international stock market indices was profitable as some certainty returned to the world equity markets after the outcome of the U.S. election. The energy sector suffered the largest losses as crude oil and natural gas retreated from their recent high levels.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period November 1,
                            Through November 30, 2004

                                                       Percent
                                                     of Average
                                                     Net Assets
Realized gains from trading            $22,158,265       2.87%
Change in unrealized gains/losses
     from trading                       15,893,351       2.05
                                       -----------      -----
                                        38,051,616       4.92
Less, Brokerage commissions
     and clearing fees ($227,143)        4,123,240       0.53
                                       -----------      -----
Net realized and unrealized gains       33,928,376       4.39
Interest Income                            917,269       0.12
                                       -----------      -----
                                        34,845,645       4.51
Less, Expenses:
     Management fees                     1,249,520       0.16
     Incentive fees                      1,081,067       0.14
     Other expenses                        158,300       0.02
                                       -----------      -----
                                         2,488,887       0.32
                                       -----------      -----
Net Income                              32,356,758       4.19%
                                                        =====

Additions (21,660.6845 L.P. units
at October 31, 2004 net asset
value per unit of $936.12)              20,277,000
Redemptions (11,914.2497 L.P. units
at November 30, 2004 net asset
value per unit of $975.82)             (11,626,163)
                                       -----------
Increase in net assets                  41,007,595
Net assets October 31, 2004            742,007,734
                                       -----------
Net assets November 30, 2004          $783,015,329
                                       ===========
Net Asset Value per unit
  ($783,015,329 / 802,735.4827 Units)      $975.43
                                            ======
Redemption value per unit  (Note 1)        $975.82
                                            ======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $975.82.

The net asset value per unit of $975.43 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By: /s/ Daniel R. McAuliffe, Jr.
           ------------------------
           Daniel R. McAuliffe, Jr.
           Chief Financial Officer and Director
           Citigroup Managed Futures LLC
           General Partner, Citigroup
           Diversified Futures Fund L.P.

The following information is provided by the General Partner regarding a recent settlement between Citigroup Global Markets Inc., the commodity broker and selling agent for the Fund, and the National Association of Securities Dealers ("NASD"):

In November 2004, Citigroup Global Markets entered into a final agreement with the NASD to resolve the NASD's investigation into certain of its selling practices. Without admitting or denying any allegations or findings, Citigroup Global Markets accepted certain factual findings by the NASD that it (i) sold units in two managed futures funds to 45 customers for whom the investment was not suitable, (ii) failed to maintain records disclosing the basis upon which its investor suitability determinations were made and (iii) failed to adequately disclose the risks of investing in managed futures products on its website. Citigroup Global Markets consented to a censure and a fine of $275,000 and offered to redeem the investment of the customers for whom investment in the managed futures funds was found not suitable.

                          CITIGROUP MANAGED FUTURES LLC
                           399 Park Avenue o 7th Floor
                               New York, NY 10022